June 9, 2006
VIA HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 4 to Registration Statement on Form S-1, filed June 9, 2006 (“Amendment No. 4”) SEC File No. 333-132365
Dear Ms. Long:
     On behalf of our client, PGT, Inc., a Delaware corporation (the “Company”), enclosed for the courtesy of the Staff are two copies of Amendment No. 4 to the registration statement on Form S-1 (the “Registration Statement”) to register the Company’s common stock, par value $.01 per share, in connection with the Company’s proposed initial public offering, marked to show all changes from Amendment No. 3 to the Registration Statement filed on June 8, 2006, and two copies of Exhibit 23.1 filed with Amendment No. 4.
     Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Jeanne Baker (w/enclosures) Tracey Houser (w/enclosures) Andrew P. Schoeffler (w/enclosures) Rodney Hershberger